Exhibit 21.1

Subsidiaries of Demand Media, Inc.

Subsidiaries	Jurisdiction
Demand Media Canada Corp.	British Columbia, Canada
Demand Media (Netherlands) B.V.	Netherlands
Demand Media Services, LLC	Delaware
Out of the Box S.A.	Argentina
Pluck UK Limited	England
Saatchi Online Europe GmbH	Germany
Saatchi Online, Inc.	Delaware
Society6, LLC	Delaware